SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

January 13, 2015

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips resumes shipments from Cleveland facility and provides update on EBITA performance in Q4 2014”, dated January 13, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 13th of January, 2015.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(General Secretary)

Press Information

January 13, 2015

Philips resumes shipments from Cleveland facility and provides update on EBITA performance in Q4 2014

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today announced that, after having gradually started to resume production in the fourth quarter, it has now also resumed shipments of its Brilliance iCT systems from its Cleveland facility following the recent external certification of its updated quality management system.

Due to the slower than anticipated ramp up of production and shipment in Cleveland, the impact on full year 2014 EBITA will be approximately EUR 225 million instead of the previously estimated EUR 180 million.

“Although these delays have impacted our broader healthcare performance, we are very pleased to now build further momentum in delivering strong imaging innovations to our customers,” said Philips Chief Executive Officer Frans van Houten.

As Philips progresses in attracting external investors for the combined Lumileds/Automotive business, Philips Lighting and Group Financials will be restated as of the fourth quarter of 2014 and for prior-periods to show the results of the combined Lumileds/Automotive business as discontinued operations.

Philips expects adjusted EBITA to be approximately EUR 735 million in the fourth quarter of 2014. This includes the aforementioned items and reflects ongoing softness in certain markets and stronger than anticipated foreign exchange headwinds in emerging markets. Philips expects reported EBITA to be approximately EUR 255 million. This is mainly due to an increase in a legacy legal provision in IG&S of approximately EUR 200 million, and restructuring and other incidental items of EUR 290 million as already indicated in the third quarter 2014 results release.

Philips will report its fourth quarter 2014 and full year 2014 results on January 27, 2015.

January 2015 Page: 2

For further information, please contact:

Steve Klink

Philips Group Communications

Tel.: +31 6 1088 8824

E-mail: steve.klink@philips.com

Joost Akkermans

Philips Group Communications

Tel: +31 6 3175 8996

E-mail: joost.akkermans@philips.com

Vanessa Bruinsma-Kleijkers

IR Manager

Phone: +31 20 5977447

Email: investor.relations@philips.com

Leandro Mazzoni

IR Manager

Phone: +31 20 5977055

Email: investor.relations@philips.com

About Royal Philips

Royal Philips (NYSE: PHG, AEX: PHIA) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2013 sales of EUR 23.3 billion and employs approximately 115,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.